Exhibit 3.1(c)

ARTICLES OF CORRECTION

TO THE ARTICLES OF AMENDMENT TO

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF CELL THERAPEUTICS, INC.

FILED IN THE OFFICE OF THE

SECRETARY OF STATE OF WASHINGTON JULY 27, 2007

Pursuant to the provisions of RCW 23B.01.240, the following Articles of Correction to the Amended and Restated Articles of Incorporation of Cell Therapeutics, Inc., a Washington Corporation (the “Corporation”), are submitted for filing.

1.	The name of the Corporation is Cell Therapeutics, Inc.

2.	The Articles of Amendment to Amended and Restated Articles of Incorporation (the “Articles”) filed with the Secretary of State of Washington on July 27, 2007 require a correction as permitted by Section 23B.01.240 of the Washington Business Corporation Act.

3.	The inaccuracy or defect of the Articles to be corrected is as follows: The ninth paragraph of Article II, Section 2(c), which designates the rights and preferences of the Corporation’s Series C 3% Convertible Preferred Stock, of the Articles incorrectly states the definition of “Common Stock Equivalents” to include “debt.”

4.	The corrected ninth paragraph of Article II, Section 2(c) should read as follows:

““Common Stock Equivalents” means any securities of the Corporation or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including without limitation, any preferred stock, rights, options, warrants, or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock; provided, however, that Common Stock Equivalents shall not include any debt securities of the Corporation.”

IN WITNESS WHEREOF, the Corporation has caused these Articles of Correction to be executed this 10th day of December, 2007.

/s/ Louis A. Bianco
Louis A. Bianco, Executive Vice President, Finance and Administration Cell Therapeutics, Inc.